TERMS SUPPLEMENT NO. 57 dated February 22, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and

Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 433

Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456

Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA
Issuer Rating:	AAA (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)
Specified Currency:	U.S. dollars
Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019
Agent Acting in the Capacity as:	Principal
Issue Price:	100%

					Share
	Initial Reference	Coupon Rate Per	Knock-In	Knock-In	Redemption	Maturity	Aggregate Face	Fees and	Proceeds	CUSIP/ISIN
Reference Share (Ticker)	Level	Annum	Level	Price	Amount	Date	Amount of Notes	Commissions	to Issuer	of Notes

CIT Group Inc. (CIT)	$24.73	26.10%	55%	$13.602	40.4367	May 27, 2008	$1,225,000.00	$22,050.00	$1,202,950.00	282645ED8/ US282645ED89

Trade Date:	February 22, 2008

Original Issue Date:	February 27, 2008

Determination Date:	May 21, 2008

Interest Payment Dates:	26.10%, payable monthly in arrears in three equal 2.175% payments on each of the following dates: March 27, 2008, April 25, 2008 and May 27, 2008

Initial Reference Level:	The reference level of the Reference Shares, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	The closing price of the Reference Shares quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Price on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Additional Terms Specific to the Notes

You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.

In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this terms supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Any historical upward or downward trend in the price of the Reference Shares during any period shown in this terms supplement is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.

Hypothetical Returns on the Notes

The tables of hypothetical returns contained in this terms supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this terms supplement.

Supplemental Information Regarding Taxation in the United States

The amount of the stated interest rate on the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest for the notes equals 3.09%. The Put Premium is the Interest Rate minus the Deposit Interest.

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of CIT Group Inc.

ISIN: US1255811085
Relevant Exchange:  New York Stock Exchange

According to its publicly available documents, CIT Group Inc. is a commercial and consumer finance company providing financing and leasing products and services to clients in a wide variety of industries around the globe. CIT Group Inc. has a premium brand focused on providing clients with customized financial solutions based on a combination of financial, intellectual and relationship capital. Information provided to or filed with the SEC by CIT Group Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-31369.

Historical Performance of CIT Group Inc.

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005
First Quarter	$46.070	$37.400	$38.000
Second Quarter	43.170	35.450	42.970
Third Quarter	46.800	42.600	45.180
Fourth Quarter	52.620	43.620	51.780
2006
First Quarter	$55.050	$51.380	$53.520
Second Quarter	55.950	48.890	52.290
Third Quarter	53.410	42.440	48.630
Fourth Quarter	56.350	47.740	55.770
2007
First Quarter	$61.360	$50.960	$52.920
Second Quarter	61.160	52.800	54.830
Third Quarter	57.630	33.280	40.200
Fourth Quarter	41.850	22.760	24.030
2008
First Quarter (through February 22, 2008)	$30.680	$20.000	$24.730

Table of Hypothetical Returns of CIT Group Inc.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $24.73 and a hypothetical Knock-In Level of $13.6015. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price of Reference	Value of Payment at	3 Monthly Interest
Shares on Determination Date	Maturity	Payments	3 Month Total Return
			$	%

Greater than: $24.73	$1,000.00	$65.25	$1,065.25	6.5250%
$24.73	$1,000.00	$65.25	$1,065.25	6.5250%
$21.02	$1,000.00	$65.25	$1,065.25	6.5250%
$17.31	$1,000.00	$65.25	$1,065.25	6.5250%
$13.61	$1,000.00	$65.25	$1,065.25	6.5250%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $24.73 and a hypothetical Knock-In Level of $13.6015. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price of Reference	Value of Payment at		3 Monthly Interest
Shares on Determination Date	Maturity		Payments	3 Month Total Return
				$	%

Greater than: $24.73	$1,000.00		$65.25	$1,065.25	6.525%
$24.73	$1,000.00		$65.25	$1,065.25	6.525%
$22.26	$900.00	*	$65.25	$965.25	−3.475%
$19.78	$800.00	*	$65.25	$865.25	−13.475%
$17.31	$700.00	*	$65.25	$765.25	−23.475%
$11.87	$600.00	*	$65.25	$665.25	−33.475%
$9.89	$500.00	*	$65.25	$565.25	−43.475%
$4.75	$400.00	*	$65.25	$465.25	−53.475%
$3.56	$300.00	*	$65.25	$365.25	−63.475%
$0.95	$200.00	*	$65.25	$265.25	−73.475%
$0.47	$100.00	*	$65.25	$165.25	−83.475%
$0.00	$0.00		$65.25	$65.25	−93.475%

*	Payable in Reference Shares of CIT Group Inc.